Capitol Investment Corp. V

1300 17th Street North, Suite 820

Arlington, Virginia 22209

November 30, 2020

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn: Brigitte Lippmann

Re:	Capitol Investment Corp. V Registration Statement on Form S-1 File No. 333-249856

Ladies and Gentlemen:

Capitol Investment Corp. V (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Eastern Time, on December 1, 2020 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Jason M. Licht of Latham & Watkins LLP at (202) 637-2258 to provide notice of effectiveness.

Very truly yours,

CAPITOL INVESTMENT CORP. V

By:	/s/ L. Dyson Dryden
L. Dyson Dryden
President and Chief Financial Officer

Cc:	Rachel W. Sheridan, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP